Exhibit 99.2

Brookfield Corporation

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders

July 16, 2026

National Instrument 51-102 – Section 11.3 (Canada)

The Annual and Special Meeting of Shareholders of Brookfield Corporation (the “Corporation”) was held on Thursday, July 16, 2026, at 10:30 a.m. in a virtual meeting format via live audio webcast. At this meeting, there were 360 shareholders represented in person or by proxy holding 1,748,254,002 Class A Limited Voting Shares (“Class A Shares”), representing 76.57% of the Corporation’s 2,283,160,708 issued and outstanding Class A Shares on the record date for this meeting, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,670,838,791	99.33	11,198,848	0.67
Ang Eng Seng	1,680,919,871	99.93	1,117,768	0.07
Janice Fukakusa	1,654,108,195	98.34	27,929,444	1.66
Maureen Kempston Darkes	1,642,627,741	97.66	39,409,898	2.34
Frank J. McKenna	1,528,459,767	90.87	153,577,872	9.13
Hutham S. Olayan	1,666,734,576	99.09	15,303,063	0.91
Satish C. Rai	1,675,269,587	99.60	6,768,052	0.40
Diana L. Taylor	1,594,363,482	94.79	87,674,157	5.21

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated by this shareholder class:

Director Nominee	Votes For %
Howard S. Marks	100.0
Rafael Miranda	100.0
Lord O’Donnell	100.0
Jeffrey M. Blidner	100.0
Jack L. Cockwell	100.0
Bruce Flatt	100.0
Brian D. Lawson	100.0
Samuel J.B. Pollock	100.0

Appointment of the External Auditors

The resolution to reappoint Deloitte LLP as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
Class A Shares	Carried	1,601,439,592	91.60	146,814,410	8.40
Class B Shares	Carried	85,120	100.0	Nil	Nil

Advisory Resolution on Approach to Executive Compensation

The resolution passing an advisory resolution on the Corporation’s Approach to Executive Compensation, as set out in the Management Information Circular dated June 5, 2026, was approved by the majority of the holders of Class A Shares.

Management received the following proxies from the holders of Class A Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,600,945,023	95.18	81,092,626	4.82

Transaction Resolution

The special resolution approving the Transaction designed to simplify the corporate structure of the Corporation, as set out in the Transaction Supplement to the Management Information Circular dated June 5, 2026, was approved by the majority of the holders of Class A Shares and Class B Shares, each voting as a separate class.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,334,634,374	79.35	347,403,274	20.65
Class B Shares	Carried	85,120	100.0	Nil	Nil

New BN Share Option Plan Resolution

The resolution approving the management share option plan for Brookfield Corporation Ltd. (“New BN”), as set out in the Transaction Supplement to the Management Information Circular dated June 5, 2026, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of Class A Shares and class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd., and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of Class B Shares and the holder of class B limited voting shares of Brookfield Wealth Solutions Ltd., in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,270,708,096	75.55	411,329,538	24.45
Class B Shares	Carried	85,120	100.0	Nil	Nil

Management of Brookfield Wealth Solutions Ltd. received proxies from a sufficient number of holders of class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd. and class B limited voting shares of Brookfield Wealth Solutions Ltd. for the resolution approving the New BN Share Option Plan to be approved.

New BN Escrowed Stock Plan Resolution

The resolution approving the escrowed stock plan for New BN, as set out in the Transaction Supplement to the Management Information Circular dated June 5, 2026, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of Class A Shares and class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd., and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of Class B Shares and the holder of class B limited voting shares of Brookfield Wealth Solutions Ltd., in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,270,891,551	75.56	411,146,097	24.44
Class B Shares	Carried	85,120	100.0	Nil	Nil

Management of Brookfield Wealth Solutions Ltd. received proxies from a sufficient number of holders of class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd. and class B limited voting shares of Brookfield Wealth Solutions Ltd. for the resolution approving the New BN Escrowed Stock Plan to be approved.

New BNC Escrowed Stock Plan Resolution

The resolution approving the escrowed stock plan for Brookfield Canada Corporation, an affiliate of New BN, (“New BNC”), as set out in the Transaction Supplement to the Management Information Circular dated June 5, 2026, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of Class A Shares and class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd., and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of Class B Shares and the holder of class B limited voting shares of Brookfield Wealth Solutions Ltd., in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,585,998,612	94.29	96,039,038	5.71
Class B Shares	Carried	85,120	100.0	Nil	Nil

Management of Brookfield Wealth Solutions Ltd. received proxies from a sufficient number of holders of class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd. and class B limited voting shares of Brookfield Wealth Solutions Ltd. for the resolution approving the New BNC Escrowed Stock Plan to be approved.

New BNC Share Option Plan Resolution

The resolution approving the management share option plan for New BNC, as set out in the Transaction Supplement to the Management Information Circular dated June 5, 2026, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of Class A Shares and class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd., and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of Class B Shares and the holder of class B limited voting shares of Brookfield Wealth Solutions Ltd., in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	1,581,414,445	94.61	90,047,943	5.39
Class B Shares	Carried	85,120	100.0	Nil	Nil

Management of Brookfield Wealth Solutions Ltd. received proxies from a sufficient number of holders of class A exchangeable limited voting shares of Brookfield Wealth Solutions Ltd. and class B limited voting shares of Brookfield Wealth Solutions Ltd. for the resolution approving the New BNC Share Option Plan to be approved.

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of Class A Shares or Class B Shares.

Brookfield Corporation

/s/ Swati Mandava
Swati Mandava
Corporate Secretary

Date: July 16, 2026